Page 120 of 128 Pages

Exhibit 8                               April 21, 1999

PICK Communications Corp.
Wayne Interchange Plaza II
Wayne, New Jersey  07470
Attn.: Diego Leiva

Dear  Mr. Leiva:

      The purpose of this letter is to confirm the understanding of Commonwealth Associates, L.P., ("Commonwealth"), as agent for and on behalf of the holders of the Notes, and PICK Communications Corp. (the "Company") concerning the proposed restructuring (the "Restructuring") of the 10% Senior Secured Notes in the original aggregate principal amount of $9,900,000 (the "Notes") of the Company. The current terms and conditions of such Restructuring are set forth in Schedule I hereto.

      Section 1. Services. Commonwealth will perform the following:

      (a) Commonwealth has, and will continue to, negotiate on behalf of the Noteholders in developing a general strategy for structuring and accomplishing the Restructuring on terms beneficial to the Noteholders, and the Company acknowledges that Commonwealth is acting solely on behalf of the Noteholders and not as an agent, fiduciary or in any other capacity for the Company, its shareholders or any other third party; and

      (b) Provided it has concluded that the Restructuring is in the best interests of the Noteholders, Commonwealth will assist in the solicitation of consents from Noteholders to the Restructuring (the "Consents") with the goal of obtaining Consents from the holders of not less than 80% of the principal amount of the Notes.

      Section 2. Consideration. Upon effectiveness of the Restructuring, Noteholders from whom Consents have been obtained will receive the following:

      (a) The right for a two-year period to exchange each existing warrant previously issued to a Noteholder for one share of the Company's Common Stock. The Company agrees to register the shares of Common Stock to be issued in exchange for the warrants as set forth herein as promptly as practicable but in no event later than June 30, 1999.

      (b) The right to receive from the Company a number of shares of the Company's Common Stock equal to 100% of the original principal amount of their Note (or 9,900,000 shares if all Consents are obtained). In lieu of such share of stock, a Noteholder can elect to have his Conversion Price, as set forth in Paragraph 2 of Schedule I, reduced to $.50 per share. A Noteholder shall have two years to elect whether to receive the shares of Common Stock or to reduce the Conversion Price. The Company agrees to file a registration statement with respect to the shares of Common Stock to be issued as set forth herein within six months of the effective date of the Restructuring, and to use its best efforts to cause such registration statement to become effective as soon as possible thereafter.

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                                                           Page 121 of 128 Pages

      (c) Commonwealth shall be entitled to designate one nominee to the Board of Directors for a three-year period.

      Section 3. Fees. The Company shall pay to Commonwealth for its services on behalf of the Noteholders and for the previous services rendered to the Company including, without limitation, securing a new CEO for the Company, the following consideration:

      (a) The exercise price for the 1,394,367 warrants previously issued to Commonwealth or its designees shall immediately and automatically be reduced to $.10 per share of Common Stock; and

      (b) The Company shall issue to Commonwealth shares of Common Stock equal to 10% of the shares of Common Stock issued or to be issued to Noteholders who consent to the Restructuring, including the shares to be issued in exchange for the existing warrants as set forth in 2(a) above and the shares to be issued to Noteholders pursuant to 2(b) above either directly or as a result of the reduction in their Conversion Price, up to a maximum of 2,000,000 shares, plus warrants to purchase 500,000 shares at an exercise price equal to $1.375 per share. The Company agrees to file a registration statement with respect to the shares underlying the warrants set forth in 3(a) above and the shares of Common Stock to be issued as set forth herein within six months of the effective date of the Restructuring, and to use its best efforts to cause such registration statement to become effective as soon as possible thereafter.

      Section 4. Expenses. In addition to the compensation described in Section 2 above, the Company agrees to promptly reimburse us, upon request from time to time, not more than monthly, for all out-of-pocket expenses incurred or to be incurred (including, without limitation, all travel and lodging expenses, and reasonable fees and disbursements of any counsel, consultants and advisors retained by us with the Company's consent) in connection with our services pursuant to this agreement; provided however, that unless otherwise consented to in writing by the Company in advance such expenses shall not exceed $10,000 in the aggregate.

      Section 5. Indemnity. The Company will indemnify us in the manner and to the extent provided in the indemnification provisions (the "Indemnification Provisions") attached to this agreement and incorporated herein and made a part hereof.

      Section 6. Repayment of Notes. Nothing herein shall be construed to prevent the Company from raising any financing in order to repay the Notes in lieu of the Restructuring on or before April 27, 1999.

      Section 7. Successors and Assigns. The benefits of this agreement shall inure to the respective successors and assigns of the parties hereto and of the indemnified parties hereunder and their successors and assigns and representatives, and the obligations and liabilities assumed in this agreement by the parties hereto shall be binding upon their respective successors and assigns; provided, that the rights and obligations of either party under this agreement may not be assigned without the prior written consent of the other party hereto and any other purported assignment shall be null and void.

      Section 8. Governing Law/Resolution of Disputes. The validity and interpretation of this Agreement shall be governed by the law of the State of New York applicable to agreements made

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                                                           Page 122 of 128 Pages

and to be fully performed therein. Commonwealth and the Company will attempt to settle any claim or controversy arising out of this Agreement through consultation and negotiation in good faith and a spirit of mutual cooperation. If those attempts fail, then the dispute will be mediated by a mutually acceptable mediator to be chosen by Commonwealth and the Company within 15 days after written notice from either party demanding mediation. Neither party may unreasonably withhold consent to the selection of a mediator, and the parties will share the costs of the mediation equally. Any dispute which the parties cannot resolve through negotiation or mediation within six months of the date of the initial demand for it by one of the parties may then be submitted to binding arbitration under the rules of the American Arbitration Organization of New York for resolution. The use of mediation will not be construed under the doctrine of latches, waiver or estoppel to affect adversely the rights of either party. Nothing in this paragraph will prevent either party from resorting to judicial proceedings if (a) good faith efforts to resolve the dispute under these procedures have been unsuccessful or (b) interim relief from a court is necessary to prevent serious and irreparable injury.

      Section 9. Miscellaneous.

      (a) The Company expressly acknowledges that all opinions and advice (written or oral) given by Commonwealth to the Company in connection with Commonwealth's engagement are intended solely for the benefit and use of the Company.

      (b) The Company is a sophisticated business enterprise that has retained Commonwealth for the limited purposes set forth in this Agreement, and the parties acknowledge and agree that their respective rights and obligations are contractual in nature. Each party disclaims an intention to impose fiduciary obligations on the other by virtue of the engagement contemplated by the Agreement, and each party agrees that there is no fiduciary relationship between them.

      (c) This agreement shall supersede any and all previous agreements relating to the matters set forth herein including the letter dated April 20, 1999.

Please confirm that the foregoing is in accordance with your understandings and agreements with Commonwealth Associates, L.P. by signing and returning to Commonwealth the two copies of this letter enclosed herewith.

                                            Very truly yours,

                                            COMMONWEALTH ASSOCIATES, L.P.


                                            By:
                                                --------------------------------

ACCEPTED AND AGREED AS OF
THE DATE FIRST ABOVE WRITTEN:

PICK COMMUNICATIONS CORP.


By:
    -------------------------------

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                                                           Page 123 of 128 Pages

                                   SCHEDULE I

                             TERMS OF RESTRUCTURING:

Existing holders will be asked to consent to the following terms (the "Restructuring").

Note Exchange. The Notes will be amended as set forth below and will be in a principal amount equal to the principal amount plus accrued and unpaid interest on the original Notes (the "Amended Notes"). The Amended Notes will contain identical terms and conditions as the original Notes except as follows:

      1. Maturity Date. The Maturity Date will be April 26, 2002. In addition, the Company shall have the option to extend the maturity date for one additional year, in which event the Conversion Price referred to below shall be adjusted as described below.

      2. Optional Conversion/Conversion Price. Each Amended Note shall be convertible at any time at the option of the holder thereof into shares of Common Stock at a per share conversion price equal to $1.00 (the "Conversion Price"). In the event that: (i) within 12 months after the Restructuring the Company issues any shares, options, warrants, or other convertible securities (other than options issued pursuant to the Company's employee stock option plan) for a purchase price, exercise price or conversion price, as the case may be, less than the Conversion Price, other than any shares issued pursuant to any authorized or outstanding options, warrants or other convertible securities (including the Notes and the Series B and Series D Preferred Stock) as of the date of the Restructuring, or any shares, options, warrants, or other convertible securities issued to Commonwealth, or (ii) the average closing bid price for the Common Stock for the 15 trading days immediately preceding the one year anniversary of the effective date of the Restructuring is less than the Conversion Price, then the Conversion Price shall be reset to such lower price but in no event less than $.50. In the event that the Company elects to extend the maturity date for an additional year, the Conversion Price shall be reduced to 50% of the average closing bid price for the Common Stock for the 15 trading days immediately preceding the date of extension.

      3. Mandatory Conversion. The Notes shall be automatically converted into shares of Common Stock in the event that the closing bid price for the Common Stock has exceeded $1.50 per share for 20 consecutive trading days. Such conversion shall be conditioned upon the shares of Common Stock to be issued upon such conversion being fully registered for resale.

      4. Registration. The Company agrees to file a registration statement with respect to the shares of Common Stock issuable upon conversion of the Notes within six months from the date of issuance of the Amended Notes, and shall use its best efforts to cause such registration statement to become effective as soon as practical thereafter, and to keep such registration effective thereafter.

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                                                           Page 124 of 128 Pages

      5. Director Nominee. Noteholders shall have the right to designate one nominee to the Board of Directors, which nominee shall be identified by Commonwealth or by holders owning 51% of the outstanding principal of the New Notes.

Conditions to Restructuring: The Restructuring shall be conditioned upon the following:

      1. Board of Directors. The Board of Directors of the Company being reconstituted to consist of Diego Leiva (Chairman), Tom Malone, Robert Priddy (founder of Atlantic Southeast Airlines and ValueJet Airlines, and founding investor of MGC Communications), Robert Sams and John Tyderman (two of the existing directors), one designee of Commonwealth, and one designee of the Noteholders.

      2. D&O Insurance. The Company will maintain its existing D&O insurance coverage.

      3. Cooper Option Agreement. The Option Agreement entered into between the Company and Ashley Cooper, Robert Becker and John Clarke shall have been terminated without any ongoing liability or obligation on the part of the Company.

      4. JP Turner Agreement. The investment banking agreement with JP Turner shall have been terminated without any ongoing liability or obligation of the Company.

      5. Stock Options. All stock options approved for issuance subsequent to February 26, -------------- 1999, other than the 5,000,000 options issued to Tom Malone, shall be subject to the review and approval of Tom Malone and, if not so approved, shall be rescinded in full. The shares issued to directors will be converted into stock options with a one year vesting period, at an exercise price equal to the closing price as of the date of grant of such options. In addition, Mr. Delgado and Mr. Maronon may be engaged as advisors to the Company in exchange for 500,000 options on the same terms as those issued to directors as set forth above.

      6. Diego Leiva Employment Agreement. Diego Leiva's employment agreement shall be amended to change his title and duties to that of Chairman of the Board. Mr. Leiva shall agree that during the term of such employment contract he will vote for the slate of directors proposed by management, including the nominee of Commonwealth and the nominee of the Noteholders, provided Mr. Leiva is a nominee. Except as provided above, such employment agreement shall not be amended.

      7. Capitalization. There shall be no more than approximately 103 million shares outstanding on a fully-diluted basis after giving effect to all options, warrants and other convertible securities.

      8. Affiliated Transactions. During the term of the Notes, the Company shall not enter into any transaction with any affiliated party without the unanimous consent of the independent directors.

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                                                           Page 125 of 128 Pages

      9. Minimum Participation. Holders owning in excess of 80% of the outstanding principal amount of the original Notes shall have consented in writing to the Restructuring.

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                                                           Page 126 of 128 Pages

                           INDEMNIFICATION PROVISIONS

      PICK Communications Corp. (the "Company") agrees to indemnify and hold harmless Commonwealth Associates, L.P. ("Commonwealth") against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements (and any and all actions, suits, proceedings and investigations in respect thereof and any and all reasonable legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise), including without limitation, the reasonable costs, expenses and disbursements, as and when incurred, of investigating, preparing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which Commonwealth is a party), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with Commonwealth's performance of professional services for the Company, including, without limitation, any act or omission by Commonwealth in connection with its acceptance of or the performance or non performance of its obligations under the agreement dated April 21, 1999 between the Company and Commonwealth to which these indemnification provisions are attached and form a part (the "Agreement"); provided, however, that the Company shall not be obligated to indemnify, defend or hold harmless Commonwealth for losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements suffered by or paid by Commonwealth as a result of acts or omissions of Commonwealth which have been made or not made in bad faith or which constitute willful misconduct or gross negligence. The Company also agrees that Commonwealth shall not have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of Commonwealth, except to the extent that any such liability has resulted primarily and directly from Commonwealth's gross negligence or willful misconduct.

      The indemnification provisions shall be in addition to any liability which the Company may otherwise have to Commonwealth or the persons indemnified below in this sentence and shall extend to the following: Commonwealth, its affiliated entities, partners, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws), and the officers, directors, employees, legal counsel, agents and controlling persons of any of them. All references to Commonwealth in these indemnification provisions shall be understood to include any and all of the foregoing.

      If any action, suit, proceeding or investigation is commenced, as to which Commonwealth proposes to demand indemnification, it shall notify the Company within 30 days from the time Commonwealth has any knowledge of such action, suit, proceeding or investigation. Commonwealth shall have the right to retain counsel which will be reasonably acceptable to the Company to represent it (provided, however, that Commonwealth shall hire only one law firm and to the extent necessary, local counsel) and the Company shall pay the reasonable fees, expenses and disbursements of such counsel; and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company shall be liable for any settlement of any claim against Commonwealth only if made with the Company's written consent. The Company shall not, without the prior written consent of Commonwealth, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent includes, as an unconditional term thereof, the giving by the claimant to Commonwealth of an unconditional release from all liability in respect of such claim. If the Company makes any indemnity payment hereunder this Agreement and

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                                                           Page 127 of 128 Pages

thereafter a determination is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that the Company did not owe indemnity under this Agreement, Commonwealth shall immediately repay all amounts paid pursuant to the indemnity provisions of this Agreement.

      In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company, on the one hand, and Commonwealth, on the other hand, shall contribute to the losses involved in such proportion as is appropriate to reflect (i) the relative benefits received by the Company, on the one hand, and Commonwealth, on the other hand, (ii) the relative fault of the Company, on the one hand, and Commonwealth, on the other hand, in connection with the statements, acts or omissions which resulted in such losses, and (iii) the relevant equitable considerations. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for fraudulent misrepresentation. Notwithstanding the foregoing, Commonwealth shall not be obligated to contribute any amount hereunder that exceeds the amount of fees previously received by Commonwealth pursuant to the Agreement.

      Neither termination nor completion of the engagement of Commonwealth referred to above shall affect these indemnification provisions which shall then remain operative and in full force and effect.

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                                                           Page 128 of 128 Pages

                          JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of PICK Communications Corp. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: May 14, 1999                Commonwealth Associates L.P.
       New York, New York

                                   By: Commonwealth Associates Management Corp., its general partner


                                   By: /s/ Joseph Wynne
                                       -----------------------------------------
                                       Joseph Wynne
                                       Chief Financial


Dated: May 14, 1999                /s/ Michael S. Falk
       New York, New York          ---------------------------------------------
                                   Michael S. Falk


Dated: May 14, 1999                /s/ Robert Priddy
       Marietta, Georgia           ---------------------------------------------
                                   Robert Priddy


Dated: May 14, 1999                /s/ Keith Rosenbloom
       New York, New York          ---------------------------------------------
                                   Keith Rosenbloom


Dated: May 14, 1999                /s/ Basil Ascuitto
       New York, New York          ---------------------------------------------
                                   Basil Ascuitto


Dated: May 14, 1999                /s/ Robert Beuret
       New York, New York          ---------------------------------------------
                                   Robert Beuret